

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 25, 2016

VIA E-mail
Stephen J. Hemsley
Chief Executive Officer
UnitedHealth Group Incorporated
UnitedHealth Group Center
9900 Bren Road East,
Minnetonka, Minnesota

> **Re: UnitedHealth Group Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 9, 2016**
> **File No. 001-10864**

Dear Mr. Hemsley:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of HealthCare and Insurance